Notification of managers`transactions according to article 19 MAR
Via Fax to BaFin (+49(0)228/4108-62963) and to the issuer

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr. Marc Cluzel
2	Reason for the notification
a)	Position/status	Chairman of the Supervisory Board of MorphoSys AG
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MorphoSys AG
b)	LEI	529900493806K77LRE72
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument. type of instrument Identification code	Shares of MorphoSys AG, ISIN DE0006632003
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s) Volume(s) 22.67 € 22,670.00 €
d)	Aggregated information Aggregated volume Price	22,670.00 € 22.67 €
e)	Date of the transaction	2023-05-18; UTC+2
f)	Place of the transaction	Xetra